NO ACT

16
12-3-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000130

DIVISION OF
CORPORATION FINANCE

January 11, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/11/13

Matthew Lepore
Pfizer Inc.
matthew.lepore@pfizer.com

Re: Pfizer Inc.
Incoming letter dated December 3, 2012

Dear Mr. Lepore:

This is in response to your letters dated December 3, 2012 and December 27, 2012 concerning the shareholder proposal submitted to Pfizer by People for the Ethical Treatment of Animals. We also have received letters from the proponent dated December 17, 2012 and December 28, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jared S. Goodman
PETA Foundation
jaredg@petaf.org

January 11, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pfizer Inc.
Incoming letter dated December 3, 2012

The proposal requests that the board issue a report to shareholders detailing all measures implemented to reduce the use of animals – especially in painful procedures – and specific plans to promote alternatives to animal use.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, it appears that Pfizer's public disclosures compare favorably with the guidelines of the proposal and that Pfizer has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pfizer relies.

Sincerely,

Jessica Dickerson
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Jared S. Goodman
Counsel
(202) 540-2204
JaredG@petaf.org

PEOPLE FOR
THE ETHICAL
TREATMENT
OF ANIMALS
FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

December 28, 2012

VIA E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Pfizer Inc., 2013 Annual Meeting Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Dear Sir or Madam:

I am writing pursuant to Rule 14a-8(k) in response to Pfizer's supplemental letter of December 27, 2012 ("Supplement"), requesting a no-action letter. Pfizer's letter mischaracterizes the Proposal and PETA's December 17, 2012, response to the Company's no-action request ("Response") and fails to meet its burden of establishing there are any false or misleading statements included in the Proposal. For these reasons and the reasons set forth in the Response, we respectfully request that Pfizer's request for a no-action letter on the basis of Rules 14a-8(i)(10) and 14a-8(i)(3) be denied.

I. The Proposal Has Not Been Substantially Implemented And Therefore May Not Be Excluded Pursuant to Rule 14a-8(i)(10).

As thoroughly discussed in PETA's Response, Pfizer's "Guidelines and Policy on Laboratory Animal Care" (the "Guidelines") do not provide "measures implemented to reduce the use of animals—especially in painful procedures" or any "specific plans to promote alternatives to animal use" whatsoever.

Instead, the Company alleges, without basis, that PETA "would like Pfizer to implement different measures to reduce animal use or to adopt different plans to promote alternatives to animal use." The purpose of the Proposal is for Pfizer to disclose what measures and specific plans it has already adopted and, as discussed in the Response, the Guidelines simply fail to do that entirely.

Notably, the Supplement does not respond to a single sentence of PETA's letter that explains in detail why nothing included in the Guidelines can be considered "measures implemented" or "specific plans." As discussed in the Response and is undisputed by the Company in its Supplement, the Guidelines do not substantially implement the Proposal for the following reasons:

- The Company cites the 3Rs of animal research, yet accurately refers to them only as "principles." The Company's expressing support for the 3Rs without providing any information as to how those principles are implemented by the company represents neither "measures implemented to reduce the use of animals" nor "specific plans to promote alternatives to animal use."
- The Company cites its Guidelines as providing that the Company's "standards of animal care and welfare" are in compliance with the law. However, the company misstates the law and in fact, there is no legal or regulatory requirement to reduce the use of animals or promote alternatives to animal use. Allegations of compliance with the law therefore provide no information on "measures implemented to reduce the use of animals" or "specific plans to promote alternatives to animal use."
- The remaining policies discussed by Pfizer are irrelevant to the Proposal, as the company does not even allege that reporting the number of a certain species of animals used (a vast minority of the animals used by the Company) to the USDA, receiving a voluntary accreditation from AAALAC by being a paying member, or training employees in animal use are at all related to "measures implemented to reduce the use of animals—especially in painful procedures" or "specific plans to promote alternatives to animal use."

Moreover, Pfizer's attempt to distinguish only one of the prior Staff decisions cited in the Response misses the point. In *Johnson & Johnson*, the company had previously adopted standards regarding animal use, including specifically that "[a]lternative methods shall be employed whenever possible." The Staff found that, despite this *standard*, the proposal's request that the company "adopt available non-animal *methods*" had not been implemented and that the company could not exclude the proposal pursuant to Rule 14a-8(i)(10). *See also Hanesbrands Inc.* (Jan. 13, 2012); *Abbott Labs.* (Feb. 8, 2012). Yet Pfizer alleges that the general standards of the Guidelines—all but one of which does not even address reducing or replacing the use of animals—substantially implement the Proposal.

Accordingly, it is clear that Pfizer has not substantially implemented the Proposal and the Company is unable to exclude it pursuant to Rule 14a-8(i)(10).

II. The Proposal Does Not Contain Materially False or Misleading Statements And Therefore May Not Be Excluded Pursuant to Rule 14a-8(i)(3).

Pfizer continues to object to the Proposal's discussion of abuses at PLRS—a contract research laboratory which with the Company contracted and placed experiments at the time of the undercover investigation. The Staff has clearly stated that a company may not exclude supporting statement language or an entire proposal in reliance on Rule 14a-8(i)(3) where the company objects to factual assertions because they may be interpreted by shareholders in a manner that is unfavorable to the company. Staff Legal Bulletin No. 14B (Sept. 15, 2004). Rather, Pfizer can appropriately address these objections in its statement of opposition. *Id.*

Pfizer admits its relationship with PLRS and does not dispute that it placed animal experiments with the facility at the time of the investigation, but argues that "when presented together in the Proposal, such statements misleadingly imply that Pfizer was connected to or associated with the conduct of the PLRS employees when, in reality, no actual connection or association exists between such conduct and Pfizer." The Proposal is clear on the relationship between Pfizer and PLRS and does not include any language suggesting or implying any other connection or association between the companies. If Pfizer would like to allege to shareholders that it conducted its due diligence and had sufficient oversight over this facility that it contracted with, it is free to do so in its statement of opposition.

If the Staff should somehow find that discussion of PLRS is misleading as included in the Proposal, PETA is willing to amend the language to include a sentence providing that while the Company maintained a relationship and placed experiments with PLRS during the time of the investigation that revealed felony cruelty to animals, those abuses may not have occurred during the course of a Pfizer-commissioned experiment.

Pfizer also alleges that "such statements and website content, which concern only the conduct of the PLRS employees, are not relevant to the Proposal's subject matter and stated purpose of 'minimiz[ing] pain and suffering endured by animals in Pfizer experiments.'" The relevance of the pain and suffering endured by animals in experiments at a facility with which Pfizer contracted to conduct animal experiments is clear.

III. Conclusion

For the reasons stated herein and in the Response, Pfizer has failed to meet its burden of establishing that it may exclude the Proposal as having been substantially implemented or that it contains any false or misleading statements. We respectfully request that the Staff decline to issue a no-action response and inform the company that it may not exclude the Proposal from its proxy materials in reliance on Rules 14a-8(i)(10) or 14a-8(i)(3).

Should the Staff require any additional information or wish to discuss this matter, please feel free to contact me. Thank you.

Very truly yours,



Jared S. Goodman

CC: Matthew Lepore, Pfizer



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 27, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2013 Annual Meeting
Supplement to Letter dated December 3, 2012
Relating to Shareholder Proposal of
People for the Ethical Treatment of Animals

Ladies and Gentlemen:

We refer to our letter dated December 3, 2012 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent") may properly be omitted from the proxy materials to be distributed by Pfizer Inc., a Delaware corporation ("Pfizer"), in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

This letter is in response to the letter to the Staff, dated December 17, 2012, submitted by the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

I. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(10).

The Proposal seeks a Board report to shareholders detailing those measures implemented by Pfizer to reduce the use of animals – especially in painful procedures – and specific plans to promote alternatives to animal use. As explained in the No-Action Request, the "Pfizer Guidelines and Policy on Laboratory Animal Care" (the "Guidelines and Policy"), which are included on Pfizer's website, describe the measures that Pfizer has implemented to reduce the use of animals, especially in painful procedures, and the specific plans that it has adopted to promote alternatives to animal use. Accordingly, as described in greater detail in the No-Action Request, Pfizer believes that it has substantially implemented the Proposal, and the Proposal is excludable under Rule 14a-8(i)(10).

The Proponent's Letter suggests that the Proponent would like Pfizer to implement different measures to reduce animal use or to adopt different plans to promote alternatives to animal use, but any such different measures or plans are beyond the scope of the Proposal that the Proponent submitted to Pfizer. The discussion of *Johnson & Johnson* (Feb. 4, 2011) in the Proponent's Letter is instructive and represents a clear difference in the Proposal submitted to Pfizer compared to the proposal that the Proponent chose to submit to Johnson & Johnson. As described in the Proponent's Letter, the proposal in *Johnson & Johnson* requested the board to "adopt available non-animal methods," incorporate them throughout the company's operations and "[e]liminate the use of animals to train sales representatives." In other words, the proposal in that instance called for a series of actions to be taken by the Johnson & Johnson board to change the company's practices relating to animal use. That proposal was very different from the Proposal, which seeks disclosure of those measures implemented and plans adopted by Pfizer and does not call on Pfizer to implement or adopt any new or different measures or plans beyond what Pfizer already has in place. With due regard to the language of the Proposal, Pfizer has, in fact, made the relevant disclosures on its website, thus satisfying the essential objective of the Proposal.

Accordingly, Pfizer believes that it has substantially implemented the Proposal and, consistent with the precedents described in the No-Action Request, the Proposal is excludable under Rule 14a-8(i)(10).

II. The Proposal May be Properly Excluded Pursuant to Rule 14a-8(i)(3).

The Proposal is materially false and misleading and references a website that is materially false and misleading and contains irrelevant information in violation of Note (b) to Rule 14a-9. In particular, the supporting statement and the website referenced in footnote 2 to the supporting statement make direct and indirect charges concerning improper, illegal, or immoral conduct or association without factual foundation. Specifically, they contain statements that describe the improper and illegal conduct of four Professional Laboratory and Research Services ("PLRS") employees, and the website contains a video that depicts the PLRS employees' conduct, even though such conduct is not in any way connected to or associated with Pfizer.

The Proponent's justification for including the materially false and misleading statements in the Proposal and on the website is that they "state[] only...that the abuses occurred at PLRS, that a grand jury indicted PLRS employees for felony cruelty-to-animals, and that Pfizer contracted with that laboratory." However, the Proponent fails to account for the fact that when presented together in the Proposal, such statements misleadingly imply that Pfizer was connected to or associated with the conduct of the PLRS employees when, in reality, no actual connection or association exists between such conduct and Pfizer. Thus, the statements in the Proposal and the website content include more than mere factual assertions that may be interpreted by shareholders in a manner unfavorable to Pfizer. Rather, by giving the false impression that Pfizer was somehow connected to or associated with the PLRS employees' conduct, such statements and the website content amount to direct and indirect charges against Pfizer concerning improper, illegal, or immoral conduct or association without factual foundation.

In addition, such statements and website content, which concern only the conduct of the PLRS employees, are not relevant to the Proposal's subject matter and stated purpose of "minimiz[ing] pain and suffering endured by animals in Pfizer experiments." In this regard, it is notable that the Proponent's Letter does not even attempt to argue that the website is relevant to the Proposal's subject matter. Nor does the Proponent's Letter contend that the website is not materially false and misleading.

Accordingly, consistent with the precedents described in the No-Action Request, the Proposal is materially false and misleading and references a website that is materially false and misleading and contains irrelevant information in violation of Note (b) to Rule 14a-9. Therefore, the Proposal is excludable under Rule 14a-8(i)(3).

III. Conclusion

For the reasons stated in the No-Action Request, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2013 proxy materials. Should the Staff disagree with the conclusions set forth in the No-Action Letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosures
cc: Jared S. Goodman
PETA Foundation

Jared S. Goodman
Counsel
(202) 540-2204
JaredG@petaf.org

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

December 17, 2012

VIA E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Pfizer Inc., 2013 Annual Meeting Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Dear Sir or Madam:

I am writing on behalf of People for the Ethical Treatment of Animals (PETA) and pursuant to Rule 14a-8(k) in response to Pfizer Inc.'s ("Pfizer" or the "Company") request that the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission concur with its view that it may exclude PETA's shareholder resolution and supporting statement ("Proposal") from the proxy materials to be distributed by Pfizer in connection with its 2013 annual meeting of shareholders (the "proxy materials"). As the Proposal has not been substantially implemented and does not contain any false or misleading statements, PETA respectfully requests that Pfizer's request for a no-action letter on the basis of Rules 14a-8(i)(10) and 14a-8(i)(3) be denied.

I. The Proposal

PETA's resolution, titled "Accountability in Animal Experimentation," provides:

> RESOLVED, to minimize pain and suffering endured by animals in Pfizer experiments, the Board should issue a report to shareholders detailing all measures implemented to reduce the use of animals—especially in painful procedures—and specific plans to promote alternatives to animal use.

The supporting statement then discusses, *inter alia*, the large numbers of animals used by the Company in painful experiments, that the Company was cited by the U.S. Department of Agriculture (USDA) for the failure to ensure that experimenters who used animals in painful procedures conducted a search for alternatives, and that appalling conditions at a contract laboratory used by the Company resulted in a USDA investigation of that facility and fourteen felony cruelty to animals charges against its employees. A copy of the Proposal is attached hereto as Exhibit A.

II. The Proposal Has Not Been Substantially Implemented And Therefore May Not Be Excluded Pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal from its proxy materials if "the company has already substantially implemented the proposal." This Rule was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *Exchange Act Release No.* 34-12598 (July 7, 1976). According to the Staff, "[a] determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). When a company can demonstrate that it has already taken actions *to address each element of a shareowner proposal*, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (Mar. 23, 2009); *The Gap, Inc.* (Mar. 8, 1996). It is therefore frequently acknowledged by companies seeking no-action letters that substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Starbucks Corporation* (Dec. 1, 2011); *Exelon Corp.* (Feb. 26, 2010).

As Pfizer's "Guidelines and Policy on Laboratory Animal Care" (the "Guidelines") do not provide "measures implemented to reduce the use of animals—especially in painful procedures" or any "specific plans to promote alternatives to animal use" whatsoever, the Proposal has not been substantially implemented.

The Staff has repeatedly found company disclosures to be insufficient to render a proposal "substantially implemented" where the disclosures were far more thorough and relevant than those made by Pfizer.

Earlier this year, in *Hanesbrands Inc.* (Jan. 13, 2012), the Staff informed the company that it could not exclude, under Rule 14a-8(i)(10), a proposal that requested "a report describing the company's vendor standards pertaining to reducing supply chain environmental impacts—particularly water use and related pollution." The company alleged that it had made public disclosures that covered the topics that the proposal sought to address, as it set forth on its website "extensive disclosures regarding its efforts to reduce the environmental impacts of its supply chain through its own manufacturing and distribution activities" and information and goals on its "overall environmental policies and practices, most of which focus specifically on water use and related pollution." The website also included the following policies for vendors with respect to water use, pollution, and other environmental matters:

- HBI believes in doing business with suppliers who share the company's commitment to protecting the quality of the environment around the world through sound environmental management.
- Suppliers will comply with all applicable environmental laws and regulations, and will promptly develop and implement plans or programs to correct any noncompliant practices.

- HBI will favor suppliers who seek to reduce waste and minimize the environmental impact of their operations.

The company argued that "[b]ecause of this robust disclosure, implementation of the Proposal would not result in any additional disclosure to be provided to shareholders" and that the proposal was therefore moot. The Staff disagreed, finding that "Hanesbrands' public disclosures [did not] compare favorably with the guidelines of the proposal" and the company could not rely on Rule 14a-8(i)(10) for exclusion. Although the company had extensive disclosures regarding water use and pollution, its disclosures did not relate specifically to the company's vendor standards in those areas.

The Staff has also acknowledged the distinction between general policies disclosed by a company and specific methods requested by a proponent in denying no-action requests. In *Johnson & Johnson* (Feb. 4, 2011), for example, the proponent requested that the company "[a]dopt available non-animal methods whenever possible and incorporate them consistently throughout all the Company's operations" and "[e]liminate the use of animals to train sales representatives." The supporting statement discussed that certain Johnson & Johnson facilities used live pigs for training medical professionals while others used simulators for the same purpose and that the company used live animals to train sales representatives, including non-employee interns.

At the time of the proposal, the company's Guidelines for the Use of Animals in Teaching & Demonstrations required that:

- Live animals shall be used for teaching or demonstration purposes only when actual participation by the trainee is required to learn the proper usage of a product in a medical or surgical procedure.
- Participation in a training session shall be limited to only those individuals for whom the training experience is considered essential.
- Alternative methods shall be employed whenever possible.

The Staff found that Johnson & Johnson failed to meet its burden of establishing that it may exclude the proposal under Rule 14a-8(i)(10). "Although the company has adopted its [guidelines]," it concluded, "the proposal addresses not only *'standards' but also requests that the company adopt 'methods'* and that it 'incorporate them consistently.'"

Moreover, in *Abbott Labs.* (Feb. 8, 2012), the Staff recently declined to issue a no-action letter where the company made far more relevant disclosures than Pfizer has done here. In *Abbott*, the proposal sought an annually-updated report on company policy and procedures governing the lobbying of legislators and regulators, including membership in related organizations and any payments made. In its no-action request, the company alleged that the proposal had been substantially implemented because, *inter alia*, a section of its website provided disclosure of its corporate political contributions and trade associations memberships and the process governing those contributions; its website reports corporate contributions to political candidates, political parties, political committees and organizations as required by the Internal Revenue Code; the company and its registered lobbyists reported indirect contributions on federal forms; and the company submitted publicly-available state and local lobbying disclosure reports as required by law. The proponent responded that this "information fails to satisfy the essential objective of the Proposal, which it to obtain a coordinated report that comprehensively discloses to shareholders the company's lobbying policies, procedures, and expenditures . . . ." The Staff agreed, finding that "it does not appear that Abbott's public disclosures compare favorably with the guidelines of the proposal."

Here, Pfizer's Guidelines do not specifically address the essential objective of the Proposal, as they provide no specific "measures implemented to reduce the use of animals—especially in painful procedures" or any "specific plans to promote alternatives to animal use."

None of the Staff decisions cited by Pfizer support its claim that the Proposal has been substantially implemented. The company cites various decisions in which the proposal requested measures that had already been specifically adopted by the company. *See, e.g., Duke Energy Corp.* (Feb. 21, 2012) (request to form an independent committee and report on company actions related to energy efficiency where the company reported on these matters in its annual report and sustainability report); *ConAgra Foods, Inc.* (July 3, 2006) (request for a sustainability report containing specific information was substantially implemented where the company already published a sustainability report with that very information); *The Talbots Inc.* (Apr. 5, 2002); *Nordstrom, Inc.* (Feb. 8, 1995); *Texaco, Inc.* (Mar. 28,1991).

In fact, in many of the instances Pfizer cites as examples of Staff concurrences, the company had specifically adopted the shareholder requests after receiving the proposals and before the annual meeting. *See, e.g., The Boeing Co.* (Feb. 17, 2011) (request to review policies related to human rights was substantially implemented where, after receiving the proposal, the Company "revised the Code [of Basic Working Conditions and Human Rights] to reflect its practice of periodically reviewing its policies"); *General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (request to report on the company's process regarding public policy advocacy activities was substantially implemented where, after receiving the proposal, "the company reevaluated its website disclosure regarding its public policy advocacy activities and determined to revise and supplement such disclosure to include a detailed report" on the topic of the proposal); *Exelon Corp.* (Feb. 26, 2010) (request to report on policies and procedures for political contributions and monetary and non-monetary political contributions was substantially implemented where, after receiving the proposal, the company adopted and published guidelines providing the requested information); *Masco Corp.* (Mar. 29, 1999) (request to adopt measures to ensure independent outside directors substantially implemented where, after receiving the proposal, company adopted a slightly modified version).

The company's reliance on *Merck & Co., Inc.* (Mar. 14, 2012) is similarly misplaced. Whereas in *Merck*, the company argued that procedures to ensure proper animal care were specifically laid out by the company's policy, Pfizer does not even allege that most of the provisions of the Guidelines it cites relate to "measures implemented to reduce the use of animals—especially in painful procedures—and specific plans to promote alternatives to animal use." They are addressed here in turn.

The Principles of the 3Rs Are Not Measures Implemented to Reduce the Use of Animals Or Specific Plans to Promote Alternatives to Animal Use

Pfizer alleges that the Proposal is substantially implemented because the Company "embrace[s] the principles known as the 3Rs of animal research first proposed in 1959 by Russell and Burch to describe the use of alternatives in animal research." However, the Proposal requests *measures* and *specific plans*. As Pfizer acknowledges in its Guidelines, the 3Rs are neither—they are general guiding "principles." The Company's expressing support for the 3Rs without providing any information as to how those principles are implemented by the company represents neither "measures implemented to reduce the use of animals" nor "specific plans to promote alternatives to animal use."

Moreover, in its no-action request, Pfizer states that it sponsors "a 3Rs Award Program." No-Action Request at 6. Even assuming the relevance of such a program to the Proposal, there is no mention of the program in the Guidelines or anywhere on Pfizer's website. Any information about the program is inaccessible to shareholders and does not satisfy the Proposal's objectives of disclosure.

There Is No Legal or Regulatory Requirement to Reduce the Use of Animals or Promote Alternatives to Animal Use

Pfizer also alleges that the proposal has been substantially implemented because its Guidelines provide that the Company's "standards of animal care and welfare meet or exceed those required by applicable local, national, or international laws and regulations," which includes the requirements of the Animal Welfare Act (AWA) that "Pfizer's researchers must thoroughly consider whether there exists any alternatives to such procedure and, if not, to take steps to ensure that the number of animals used in, as well as any suffering caused by, such procedure will be reduced to a minimum.." No-Action Request at 5.[1] The Company misstates the provisions of the AWA and what they require.

First, the Guidelines' reference to meeting the standards of "applicable local, national, or international laws and regulations" does not in any way disclose to shareholders "measures implemented to reduce the use of animals—especially in painful procedures" or any "specific plans to promote alternatives to animal use."

Moreover, the AWA provisions themselves do not address the essential objective of the proposal. The requirement that a researcher "has considered alternatives to procedures that may cause more than momentary or slight pain or distress to the animals," 9 C.F.R. § 2.31(d)(1)(ii), has no corresponding duty to adopt any alternatives that may have been discovered. As discussed in the Proposal's supporting statement and is undisputed by Pfizer, horses in Pfizer's facilities have lawfully been subjected to repeated injections of snake venom and lengthy blood draws when other less painful methods exist. Furthermore, in 2010, the USDA cited Pfizer for violating this provision by failing to ensure that experimenters who used animals in painful procedures conducted a search for alternatives. *See* USDA-APHIS Inspection Report, Pfizer Global Research & Development (Mar. 16, 2010) (attached).

[1] The Guidelines also allege that "any research involving animals is conducted only after appropriate ethical consideration and review," which "ensures . . . that there is no scientifically appropriate and validated alternative to the use of animals that is acceptable to regulators, where relevant." This statement appears to be referring to the AWA requirements and therefore will not be addressed separately.

In addition, Pfizer misstates the alleged requirement that "the number of animals used in [a] . . . procedure will be reduced to a minimum," as the AWA requires only that a research proposal includes a "rationale" for the "numbers of animals to be used." 9 C.F.R. § 2.31(e)(2). There is no requirement that the fewest animals possible be used.

The Remaining Policies Discussed by Pfizer Are Irrelevant to the Proposal

Pfizer notes that the AWA requires the company and its contract laboratories "to file information with the USDA on an annual basis that is publicly available and provides details regarding the company's animal usage." No-Action Request at 6. This information does not include, and the Company does not even allege that it includes, "measures implemented to reduce the use of animals—especially in painful procedures" or "specific plans to promote alternatives to animal use."

Pfizer notes that it has "voluntarily attained and maintained accreditation from the AAALAC." No-Action Request at 6. AAALAC accreditation is maintained through the payment of an annual fee and a prearranged site visit once every three years. This accreditation does not provide, and the Company does not even allege that it provides, any "measures implemented to reduce the use of animals—especially in painful procedures" or "specific plans to promote alternatives to animal use."

Pfizer alleges that it "trains all employees involved in the care, welfare and use of animals to ensure (i) that such employees are competent in the care of the animals and in the procedures required to complete the proposed work; (ii) that they are aware of the ethical issues involved in the use of animals; and (iii) that they demonstrate respect and humane treatment towards the animals in their care." No-Action Request at 6. The existence of a training program provides no information on, and the Company does not even allege that it provides information on, any "measures implemented to reduce the use of animals—especially in painful procedures" or "specific plans to promote alternatives to animal use."

Finally, Pfizer alleges that it "regularly monitors and evaluates the Guidelines and Policy and its compliance with applicable laws, such as the AWA, and takes appropriate steps to ensure that Pfizer's actions and the Guidelines and Policy are aligned with Pfizer's vision, values, and goals and the goals of its stakeholders." Of course, this puffery does not provide shareholders with any "measures implemented to reduce the use of animals—especially in painful procedures" or "specific plans to promote alternatives to animal use."

III. The Proposal Does Not Contain Materially False or Misleading Statements And Therefore May Not Be Excluded Pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal that is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." *See* Rule 14a-9. According to the Staff, companies may rely upon Rule 14a-8(i)(3) to exclude or modify a statement where "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (Sept. 15, 2004). However, a company *may not exclude* supporting statement language or an entire proposal in reliance on Rule 14a-8(i)(3) where the company objects to factual assertions because they may be interpreted by shareholders in a manner that is unfavorable to the company.

Id. Rather, companies may appropriately address these objections in their statements of opposition. *Id.* The discussion Pfizer cites as false or misleading is entirely supported by objective fact.

The Proposal includes, in its supporting statement, that

> In addition to the tens of thousands of animals housed in Pfizer facilities, our Company also uses external contract laboratories and has a history with Covance and Professional Laboratory and Research Services (PLRS) - both of which have been cited repeatedly by the U.S. government for basic animal welfare violations.
>
> In 2011, a grand jury indicted four PLRS employees with 14 counts of felony cruelty-to-animals charges following an investigation of the conditions at PLRS.

The supporting statement then includes additional information on the abuses found at PLRS.

Pfizer objects to discussion of the conditions discovered at the external laboratory with which it contracted, claiming that the supporting statement and citation of a related website "misleadingly suggests that Pfizer had some involvement in or association with the unlawful treatment of animals" by the individuals indicted. No-Action Request at 7.

The Proposal does not include any language suggesting or implying that Pfizer employees engaged in this illegal conduct or that it occurred during the course of a Pfizer experiment. It states only the factual information that the abuses occurred at PLRS, that a grand jury indicted PLRS employees for felony cruelty-to-animals, and that Pfizer contracted with that laboratory.

Pfizer admits in its no action request that it maintained a relationship with PLRS at the time of the investigation. No-Action Request at 7 ("while Pfizer intended to prospectively terminate its relationship with PLRS, PLRS shut down immediately after the incident"). In addition, contrary to Pfizer's claim that it "did not have any studies placed at this contract lab at the time of the incident," PLRS conducted, at the very least, initial preparations for Pfizer animal experiments during the course of the investigation.

Moreover, as the Proposal relates to minimizing the pain and suffering endured by animals in Pfizer experiments, felony abuses and the failure to provide even the most basic animal care at a contract laboratory commissioned by the Company to conduct experiments are particularly relevant.

During the undercover investigation, PETA's investigator found laboratory workers yelling and cursing at cowering dogs and cats, using pressure hoses to spray water (as well as bleach and other harsh chemicals) on them, dragging dogs who were too frightened to walk through the facility, and viciously slamming cats into the metal doors of cages and attempting to rip their nails out. Many dogs had raw, oozing sores from being forced to live constantly on wet concrete, often in pools of their own urine and waste. In fact, PLRS did not have a veterinarian on staff, instead bringing in its primary veterinarian in for only one hour most weeks. Animals endured bloody feces, worm infestations, oozing sores, abscessed teeth, hematomas, and pus- and blood-filled infections without receiving adequate veterinary examinations and treatment.

The conditions were so appalling at the facility that one week after PETA released its undercover video and filed a complaint with the USDA—which resulted in an initial investigation, citations for dozens of violations of federal animal welfare laws, and an ongoing investigation by the agency's Investigative Enforcement Service—the facility surrendered nearly 200 dogs and more than 50 cats and shut its doors. Four employees, including a supervisor, were indicted on fourteen felony cruelty to animals charges.

Furthermore, contrary to the Company's claims, the Proposal does not imply any ongoing relationship between Pfizer and PLRS. However, to the extent that the Staff agrees that discussion of PLRS implies "that there exists an ongoing connection or association" between the companies, PETA is willing to amend its supporting statement to include mention that PLRS closed down after the investigation.

Finally, Pfizer's allegations that "[t]he Proposal makes charges concerning improper, illegal or immoral conduct or association without factual foundation," are without merit. Every statement made in the Proposal has a firm factual foundation and is undisputed by the Company. The prior no-action correspondence cited by Pfizer involved circumstances in which the proponent alleged wholly unsubstantiated violations of the law by the company and is therefore irrelevant to the instant case. *See, e.g., ConocoPhillips* (Mar. 13, 2012) ("ConocoPhillips . . . paid the bribe/extortion money required for the company to . . . benefit from Qadhafi's protection."); *The Detroit Edison Co.* (Mar. 4, 1983) (implying that the Company was involved with "circumvention of regulation," "obstruction of justice," unlawfully "influencing the political process," evasion of regulations, and "corporate self-interest."); *Amoco Corp.* (Jan. 23, 1986) (accusing the company of "anti-stockowner abuses" and implying that the board has ulterior motives if it does not support the proposal).

IV. Conclusion

It is clear that Pfizer has failed to meet its burden of establishing that it may exclude the Proposal as having been substantially implemented or that it contains any false or misleading statements. We therefore respectfully request that the Staff decline to issue a no-action response to Pfizer and inform the company that it may not omit the Proposal from its proxy materials in reliance on Rules 14a-8(i)(10) or 14a-8(i)(3).

Should the Staff need any additional information in reaching its decision, please contact me at your earliest convenience.

Very truly yours,



Jared S. Goodman

Enclosure



United States Department of Agriculture
Animal and Plant Health Inspection Service

76102104120792 insp_id

Inspection Report

PFIZER GLOBAL RESEARCH & DEVELOPMENT

Customer ID: 339

Certificate: 21-R-0088

Site: 001

PFIZER CENTRAL RESEARCH

CENTRAL RESEARCH DIVISION

235 EAST 42ND STREET

NEW YORK NEW YORK, NY 10017

Type: ROUTINE INSPECTION

Date: Mar-16-2010

2.31 (d) (1) (ii)

INSTITUTIONAL ANIMAL CARE AND USE COMMITTEE (IACUC).

2.31 (d) (1) (ii) - "The IACUC shall determine that the proposed activities or significant changes in ongoing activities meet the following requirements: (ii) The principal investigator has considered alternatives to procedures that may cause more than momentary or slight pain or distress to the animals, and has provided a written narrative description of the methods and sources.....used to determine that alternatives were not available."

1. Review of Protocol #15443 and the amendment approved on 3/15/10:

a. The written narrative of the methods and sources used to determine that alternatives were not available to the potentially painful or distressful procedures described in the proposal for animal use does not include the procedure of telemetry device implantation that is described in the amendment.

In order to approve proposed animal use activities or proposed significant changes to ongoing activities, the IACUC should determine that the proposed activities/changes meet the requirements as described in Section 2.31 (d) (1).

The Registrant corrected this item during the inspection by the IACUC contacting the investigator to request that modifications to the animal use proposal be submitted to the IACUC for review.

NOTE - This was a complete facility inspection conducted from 3/16/10 through 3/17/10 with the exit on 3/18/10.

Prepared By: PAULA S GLADUE, V M D USDA, APHIS, Animal Care **Date:** Mar-18-2010

Title: VETERINARY MEDICAL OFFICER Inspector 1054

Received By: (b)(6),(b)(7)(c) **Date:** Mar-18-2010

Title:



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 3, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2013 Annual Meeting
Omission of Shareholder Proposal
of People for the Ethical Treatment of Animals

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent") from the proxy materials to be distributed by Pfizer in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2013 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> RESOLVED, to minimize pain and suffering endured by animals in Pfizer experiments, the Board should issue a report to shareholders detailing all measures implemented to reduce the use of animals – especially in painful procedures – and specific plans to promote alternatives to animal use.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2013 proxy materials pursuant to:

- Rule 14a-8(i)(10) because Pfizer has substantially implemented the Proposal; and
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading and contains irrelevant information.

III. Background

Pfizer received the Proposal on November 9, 2012. A copy of the Proposal is attached hereto as Exhibit A.

IV. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because Pfizer Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. In *The Boeing Co.* (Feb. 17, 2011), the Staff permitted exclusion of a proposal which requested that the company review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies. The company noted that it had reviewed human rights principles prior to adopting the company's Code of Basic Working Conditions and Human Rights, periodically reviewed the company's human rights policies as part of its internal policy review process, disclosed the code as well as annual corporate citizenship reports on its website and engaged in dialogue with interested stakeholders about human rights matters. In permitting exclusion, the Staff noted that the company's "policies, practices and procedures compare[d] favorably with the guidelines of the proposal" and that the company therefore had substantially implemented the proposal. *See also Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal and that Duke Energy has, therefore, substantially implemented the proposal"); *General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (on reconsideration, permitting exclusion on substantial implementation grounds of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted a political contributions report on its website, noting that the report "compare[d] favorably with the guidelines of the proposal"); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion on substantial implementation grounds of a proposal requesting a sustainability report where the company already published a sustainability report as part of its corporate responsibilities report); *The Talbots Inc.* (Apr. 5, 2002) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt a code of conduct based on International Labor Organization human rights standards where the company had established its own business practice standards); *Nordstrom, Inc.* (Feb. 8, 1995) (permitting exclusion on substantial implementation grounds of a proposal requesting commitment to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g., Masco Corp.* (Mar. 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *see also MGM Resorts International* (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal directing management to verify employment legitimacy of U.S. employees and terminating employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); *The Gap, Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

Notably, the Staff granted relief to exclude a proposal similar to the Proposal, also submitted by the Proponent, earlier this year, when the public disclosures of the company requesting relief compared favorably with the proposal. In *Merck & Co., Inc.* (Mar. 14, 2012), the Staff permitted exclusion of a proposal that requested an annual report to shareholders disclosing procedures to ensure proper animal care, including measures to improve the living conditions of all animals used in-house and at contract laboratories. Merck noted in its request for relief that (i) the company had information on its website describing the various methods it employs to ensure proper animal care and measures to improve the living conditions of all animals used, which included establishing company standards for the treatment of animals that meet or exceed all applicable, local and international laws and regulations and its commitment to the "3Rs," which stands for the "Replacement, Reduction and Refinement" of the use of animals in research; (ii) the company and each of its contract research laboratories are required by the Animal Welfare Act of 1996 ("AWA") to file, on an annual basis, information with the United States Department of Agriculture ("USDA") that is publicly available and includes detailed information regarding their animal usage; and (iii) the company had voluntarily attained and maintained accreditation from the Association for Accreditation and Assessment for Laboratory Animal Care ("AAALAC"), which accredits research programs that demonstrate that they go beyond the minimum standards required by law to achieve excellence in animal care and use. In permitting exclusion, the Staff noted that the company's "public disclosures compare[d] favorably with the guidelines of the proposal and that Merck ha[d], therefore, substantially implemented the proposal."

Similarly, Pfizer has substantially implemented the Proposal. The Proposal's essential objective is to obtain disclosure of "all measures implemented to reduce the use of animals – especially in painful procedures – and specific plans to promote alternatives to animal use."

Pfizer makes publicly available on its website the "Pfizer Guidelines and Policy on Laboratory Animal Care" (the "Guidelines and Policy"). The Guidelines and Policy satisfy the Proposal's essential objective by detailing the measures that Pfizer has implemented to reduce the use of animals, especially in painful procedures, and by describing the plans that it has developed to continue to promote alternatives to animal use. A printed copy of the Guidelines and Policy is attached hereto as <u>Exhibit B</u>.

The Guidelines and Policy set forth Pfizer's commitment to maintaining the highest standards of laboratory animal care and use. The Guidelines and Policy explain that Pfizer conducts animal research "only after appropriate ethical consideration and review" meant to ensure "that there is no scientifically appropriate and validated alternative to the use of animals that is acceptable to regulators." The Guidelines and Policy also describe Pfizer's commitment to "the principles known as the 3Rs of animal research," which, as Pfizer's Guidelines and Policy explain, consist of the following:

- ***Replacement*** *of animal experiments with non-animal experiments* such as mathematical models, computer simulations, and in vitro biological systems wherever appropriate.

- ***Reduction*** *of the numbers of animals used* in each study, and of the number of studies involving animals, *to the absolute minimum necessary* to obtain valid results and achieve our research objectives.

- ***Refinement*** *of procedures* involving animals *to minimize the potential for pain and distress.*

(Emphasis added.)

As part of Pfizer's adoption of the 3Rs, two of the measures taken to reduce the use of animals in painful procedures include using non-animal research whenever appropriate, instead of research requiring the use of animals, and when that is not appropriate, reducing the number of animals used to the absolute minimum necessary to achieve valid results and research objectives. In addition, Pfizer's commitment to the 3Rs' refinement objective demonstrates that another measure taken by Pfizer to reduce the use of animals in painful procedures is to refine those procedures. Given the amount of thought, planning and coordination by and among Pfizer's research personnel and contract laboratories with respect to the use of animals, Pfizer believes that its continued commitment to the 3Rs, and public disclosure thereof, substantially implements the Proposal's essential objective.

The Guidelines and Policy also reinforce Pfizer's stated commitment "to maintain the highest possible standards of laboratory animal care and use" by outlining specific guidelines adopted to direct the company's present and future research activities involving the use of animals. One of these specific guidelines provides that Pfizer's "standards of animal care and welfare meet or exceed those required by applicable local, national, or international laws and regulations." One of the federal laws with which Pfizer and its contract laboratories must comply is the AWA.

The AWA regulates the treatment of animals in research, exhibition and transport and is administered by the USDA. The AWA requires, among other things, that in connection with any research procedure that may cause more than momentary or slight pain or distress to animals, Pfizer's researchers must thoroughly consider whether there exists any alternatives to such procedure and, if not, to take steps to ensure that the number of animals used in, as well as any suffering caused by, such procedure will be reduced to a minimum. The AWA also requires Pfizer, along with each of its contract laboratories, to file information with the USDA on an annual basis that is publicly available and provides details regarding the company's animal usage. Further, Pfizer has voluntarily attained and maintained accreditation from the AAALAC, demonstrating that it not only meets the minimum standards required by law, but also takes additional measures, as outlined by the Guidelines and Policy, to achieve excellence in animal care and use.

In addition, Pfizer trains all employees involved in the care, welfare and use of animals to ensure (i) that such employees are competent in the care of the animals and in the procedures required to complete the proposed work; (ii) that they are aware of the ethical issues involved in the use of animals; and (iii) that they demonstrate respect and humane treatment towards the animals in their care.

Consistent with Pfizer's standards in this area, since 2008, the Pfizer Animal Care & Welfare Board, a governance body comprised of individuals from each Pfizer division that utilizes animals, has sponsored a 3Rs Award Program that reflects Pfizer's core commitment to promoting understanding and appropriate implementation of alternatives that replace, reduce and/or refine the use of animals in research. These awards recognize both individual employees and teams that have developed novel methods to advance the 3Rs, successfully implemented the 3Rs into their work in a significant way, or developed a program that enhances understanding of the 3Rs as critical elements of the research process. To date, 190 Pfizer employees have been recognized with a 3Rs Award and these 3Rs successes have been shared across the company in order to expand their application and use in a way that supports and enhances scientific innovation and animal welfare.

Finally, Pfizer regularly monitors and evaluates the Guidelines and Policy and its compliance with applicable laws, such as the AWA, and takes appropriate steps to ensure that Pfizer's actions and the Guidelines and Policy are aligned with Pfizer's vision, values, and goals and the goals of its stakeholders.

Pfizer believes that the measures it has taken and will continue to take to reduce the use of animals, to promote alternatives to the use of animals in research, and to minimize the potential for pain and distress to animals, all as publicly disclosed by the Guidelines and Policy, demonstrate a strong commitment to minimizing any pain and suffering experienced by animals in Pfizer experiments. Accordingly, Pfizer believes that it has satisfied the Proposal's essential objective and that its public disclosures compare favorably to the guidelines of the Proposal and, thus, the Proposal is excludable under Rule 14a-8(i)(10).

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Materially False and Misleading and References a Website that is Materially False and Misleading and Contains Irrelevant Information.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the

Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. Note (b) to Rule 14a-9 provides that a statement that "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" are examples of the types of statements that may be misleading within the meaning of Rule 14a-9. The Staff confirmed in Staff Legal Bulletin No. 14B (September 15, 2004) that proposals that violate Note (b) to Rule 14a-9 may be excluded. *See, e.g., ConocoPhillips* (Mar. 13, 2012) (permitting exclusion of a proposal claiming violations of the Foreign Corrupt Practices Act, money laundering schemes and illegal payments and generally impugning the character and integrity of the company and its directors and management); *The Detroit Edison Co.* (Mar. 4, 1983) (permitting exclusion of a proposal that charged the company with unlawfully "influencing the political process" and engaging in "circumvention of regulation" and "corporate self-interest"); *Amoco Corp.* (Jan. 23, 1986) (permitting exclusion of certain portions of the proposal that claimed the company engaged in "anti-stockholder abuses").

The Proposal makes charges concerning improper, illegal or immoral conduct or association without factual foundation in violation of Note (b) to Rule 14a-9. In particular, the supporting statement misleadingly suggests that Pfizer had some involvement in or association with the unlawful treatment of animals by four individuals at Professional Laboratory and Research Services' ("PLRS") North Carolina facility prior to PLRS shutting down in 2010. However, although Pfizer uses external contract laboratories and had worked previously with PLRS, Pfizer did not have any studies placed at this contract lab at the time of the incident. Moreover, while Pfizer intended to prospectively terminate its relationship with PLRS, PLRS shut down immediately after the incident. The repeated references to PLRS in the supporting statement, therefore, inappropriately imply that there exists an ongoing connection or association between Pfizer and the improper and illegal conduct of the PLRS employees when no actual connection or association exists. Thus, these statements are materially false and misleading in violation of Rule 14a-9.

In addition, the reference to the Proponent's website in footnote 2 to the supporting statement is excludable because the website's content is materially false and misleading and irrelevant to the subject matter of the Proposal. A printed copy of the content of the Proponent's website is attached hereto as Exhibit C.

The Staff noted in Sections C.2.b and F.1 of Staff Legal Bulletin No. 14 (July 13, 2001), and then reiterated in Section D of Staff Legal Bulletin No. 14G (Oct. 16, 2012), that a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Pfizer believes that the content of the Proponent's website is materially false and misleading because the website inappropriately implies that there is a connection or association between Pfizer and the improper and illegal conduct of the PLRS employees when no actual connection or association exists.

Moreover, Pfizer believes that the content of the Proponent's website is irrelevant to the Proposal's subject matter. The Proposal's stated purpose is "to minimize pain and suffering endured by animals in Pfizer experiments." Nevertheless, the Proposal references the Proponent's website, featuring an article that describes improper and illegal conduct by the PLRS employees and identifies a number of companies alleged to have contracted with PLRS to conduct certain tests. The Proponent's website also includes an undercover video that depicts the PLRS employees' improper and illegal conduct. Notably, however, the article does not name Pfizer among the companies that it identifies, and the video does not show that Pfizer or any Pfizer employees engaged in the improper and illegal conduct described and depicted on the Proponent's website. All of the wrongful conduct shown or on the website is attributable to four employees of PLRS, not to Pfizer or its employees. Without regard to the relevance (or lack thereof) to the Proposal's subject matter, Pfizer believes that the reference to the Proponent's website is meant only to incite Pfizer shareholders, notwithstanding that there is no actual connection between Pfizer and the depicted behavior. Thus, Pfizer believes that the Proponent's website is materially false and misleading and irrelevant to the Proposal's subject matter, in violation of Rule 14a-9.

Accordingly, because the Proposal is false and misleading and references a website that is materially false and misleading and contains irrelevant information in violation of Note (b) to Rule 14a-9, Pfizer believes that the Proposal is excludable from Pfizer's 2013 proxy materials pursuant to Rule 14a-8(i)(3).

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2013 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosures
cc: Jared S. Goodman
PETA Foundation

Exhibit A


PeTA

PEOPLE FOR
THE ETHICAL
TREATMENT
OF ANIMALS

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

Info@peta.org
PETA.org

November 9, 2012

Matthew Lepore
Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

VIA UPS NEXT DAY AIR SAVER

Dear Mr. Lepore:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2013 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley Smith Barney, confirming ownership of 236 shares of Pfizer Inc. common stock, most of which were acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2013 shareholders meeting.

Please communicate with PETA's authorized representative Jared S. Goodman if you need any further information. Mr. Goodman can be reached at Jared S. Goodman, PETA Foundation, 1536 16th St. NW, Washington, DC 20036, by telephone at (202) 540-2204, or by e-mail at JaredG@PetaF.org. If Pfizer Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise Mr. Goodman within 14 days of your receipt of this proposal.

Sincerely,

Sara Britt

Sara Britt, Department Coordinator
PETA Corporate Affairs

Enclosures: 2013 Shareholder Resolution
Morgan Stanley Smith Barney letter

Affiliates
- PETA India
- PETA Australia
- PETA Germany
- PETA Asia-Pacific
- PETA Netherlands
- PETA Foundation (U.K.)

Accountability in Animal Experimentation

RESOLVED, to minimize pain and suffering endured by animals in Pfizer experiments, the Board should issue a report to shareholders detailing all measures implemented to reduce the use of animals - especially in painful procedures - and specific plans to promote alternatives to animal use.

Supporting statement:

Despite the existence of a general Company policy intended to assure investors that it uses alternatives to painful procedures on animals where possible, our Company continues to perform tens of thousands of painful experiments on animals each year. In 2011, our Company held or used 51,862 animals in-house, including more than 2,500 dogs and 1,200 primates. More than 15,000 of these animals were used in painful experiments and pain relief was completely denied for more than 6,000 of these animals, including many dogs, cats, primates, and horses.

These figures do not include the vast numbers of mice and rats who are used nor do they include the animals used in Pfizer experiments at external contract laboratories.

In 2010, the U.S. government cited our Company for failure to ensure that experimenters who used animals in painful procedures conducted a search for alternatives. Additionally, horses in Pfizer's facilities have been subjected to repeated injections of snake venom and lengthy blood draws when other less painful methods exist.[1] In 2011, almost 70% of the 161 horses used in painful experiments received no pain relief.

Also in 2011, hundreds of dogs and cats suffered in Pfizer experiments without any pain relief. Examples include dogs and cats who suffered from "varying degrees of pain/lameness," animals who became so sick or stressed that they stopped eating and eventually had to be euthanized, and animals who suffered and died in their cages without being humanely euthanized.

In addition to the tens of thousands of animals housed in Pfizer facilities, our Company also uses external contract laboratories and has a history with Covance and Professional Laboratory and Research Services (PLRS) – both of which have been cited repeatedly by the U.S. government for basic animal welfare violations.

In 2011, a grand jury indicted four PLRS employees with 14 counts of felony cruelty-to-animals charges following an investigation of the conditions at PLRS.[2] Documented abuses included:

1. Sick and injured animals—including dogs with ear and eye infections, diseased gums, facial lacerations, and inflamed feet—were routinely denied veterinary care;

2. An untrained worker used pliers to pull a tooth from a struggling, under-sedated dog;

3. Dogs and cats were slammed into cages, thrown, kicked and dragged;

---

[1] http://news.nationalgeographic.com/news/2003/02/0211_030211_snakeeggs.html

[2] http://www.peta.org/features/professional-laboratory-and-research-services.aspx

4. Cages were pressure-hosed with a bleach solution while dogs and cats were still in them.

Thus, to minimize pain and suffering endured by animals in Pfizer experiments, our Company should issue an annual report detailing all measures implemented to minimize the use of animals in painful experiments and specific plans to promote the use of non-animal alternatives.

We urge shareholders to vote FOR this proposal.

1650 Tysons Boulevard
Suite 1000
McLean, VA 22102
tel 703 556 8100
fax 703 356 6492
toll free 800 336 0156

MorganStanley
SmithBarney

November 9, 2012

Matthew Lepore
Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2013 Proxy Material

Dear Secretary:

This letter verifies that People for the Ethical Treatment of Animals is the beneficial owner of 236 shares of Pfizer Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Pfizer Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at 703-556-8156.

Sincerely,



Tim Keena
First Vice President
Financial Advisor

Morgan Stanley Wealth Management
1650 Tyson's Blvd. #1000
McLean, VA 22102
ph: (703) 394-1997
fx: (703) 356-6492
timothy.keena@mssb.com

Exhibit B

Home > Research & Development > Conducting Research & Clinical Trials > Policies, Positions, & Case Studies

Pfizer Guidelines and Policy on Laboratory Animal Care

Pfizer is dedicated to helping people and animals live longer, healthier lives through the discovery and development of breakthrough medicines and therapies. Animal-based biomedical research in the pharmaceutical industry remains a vital component of the discovery, evaluation and regulatory processes, which lead to the development of products that save or improve human and animal lives throughout the world.

Pfizer's Animal Care and Use policy reflects our absolute commitment that animals used in research are treated humanely. This means that any research involving animals is conducted only after appropriate ethical consideration and review. This review ensures that we provide a high level of care to experimental animals, and that there is no scientifically appropriate and validated alternative to the use of animals that is acceptable to regulators, where relevant.

For as long as it remains necessary to use animals in biomedical research in the discovery, development and evaluation of new medicines, we commit to maintaining high standards in the humane treatment of these animals. Significantly, we embrace the principles known as the 3Rs of animal research first proposed in 1959 by Russell and Burch to describe the use of alternatives in animal research. These are:

Replacement of animal experiments with non-animal experiments such as mathematical models, computer simulations, and in vitro biological systems wherever appropriate.

Reduction of the numbers of animals used in each study, and of the number of studies involving animals, to the absolute minimum necessary to obtain valid results and achieve our research objectives.

Refinement of procedures involving animals to minimize the potential for pain and distress.

For as long as it remains necessary to use animals in medical research, it is our policy to maintain the highest possible standards of laboratory animal care and use. To assure we maintain these high standards, we have adopted the following guidelines:

- When animal experimentation is necessary, great care is taken to choose the most appropriate animal species for the research and to optimize the study design to ensure that the results will be as meaningful as possible.
- All studies are carefully designed to gain the maximum information from the fewest number of animals possible.
- Each proposed use of animals is reviewed and approved by a panel of objective experts prior to performing any experiments to ensure that the use of the animals is consistent with sound scientific practices and ethical considerations.
- Our standards of animal care and welfare meet or exceed those required by applicable local, national, or international laws and regulations.
- We regularly monitor our animals for signs of ill health or distress and take prompt action wherever appropriate. We make veterinary care available to our animals at all times.
- Our veterinarians and scientists evaluate every proposed animal procedure with an emphasis on eliminating or minimizing any potential for pain or distress which may be experienced by the animals.

- We train all Pfizer colleagues involved in the care, welfare and use of animals to ensure (a) that they are competent in the care of the animals and in the procedures required to complete the proposed work; (b) that they are aware of the ethical issues involved in the use of animals; and (c) that they demonstrate respect and humane treatment towards the animals in their care.
- We expect our contract research organizations, collaborators and vendors to maintain similar high standards. Parties conducting animal based research for Pfizer at their facilities are required to adhere to this policy and to comply with all applicable laws and regulations. We perform welfare audits of third party facilities in accordance with our quality assurance policies.
- When animals are used in veterinary clinical studies under the care of their owners and the supervision of a veterinarian, we expect similar high standards of care and welfare and compliance with all relevant regulations. These studies underpin the development of new veterinary medicines and we provide instruction and support to the owners and veterinarians so that they can provide appropriate animal care and welfare.

Note: This policy is subject to regular monitoring and evaluation.

Exhibit C





Animals are **not** ours to eat, wear, experiment on, use for entertainment, or abuse in any way.

Professional Laboratory and Research Services Undercover Investigation



Update: In a landmark move, a North Carolina grand jury indicted four individuals who worked at PLRS, including a supervisor, on 14 felony cruelty-to-animals charges. This case marked the first time in U.S. history that laboratory workers faced felony cruelty charges for their abuse and neglect of animals in a laboratory, and it marked the second criminal prosecution for cruelty to animals used in experimentation. The first prosecution stemmed from PETA's very first undercover investigation, the groundbreaking 1981 Silver Spring monkeys case.

For nine months, a PETA investigator worked undercover inside the filthy, deafeningly loud kennels of PLRS. Inconspicuously tucked away in rural North Carolina, PLRS took money from huge pharmaceutical companies to test insecticides and other chemicals used in companion-animal products. Bayer, Eli Lilly, Novartis, Schering-Plough (now Merck), Sergeant's, Wellmark, and Merial, the maker of Frontline flea and tick products, are some of the corporations that have paid PLRS to force-feed experimental compounds to dogs and cats and smear chemicals onto the animals' skin.

During this investigation, PETA's investigator found that toxicity tests were just part of what the animals endured. Laboratory workers appeared to despise the animals in their care—they yelled and cursed at cowering dogs and cats, calling them "asshole," "motherfuckers," and "bitch"; used pressure hoses to spray water (as well as bleach and other harsh chemicals) on them; and dragged dogs who were too frightened to walk through the facility.

Video evidence shows that terrified cats were pulled from cages by the scruff of the neck while workers screamed in their faces and that a cat was viciously slammed into the metal door of a cage. One worker grabbed a cat and pushed him against a chain-link fence. When the cat fearfully clutched at the fencing with his claws, the worker jerked him off the fencing, saying that she hoped that the cat's nails had been ripped out.


PLRS: Undercover at a Product-Testing Lab
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Dogs at PLRS spent years in cages, either to be used repeatedly in tests or to be kept infested with worms for some future study. They are just like the dogs we share our homes with, but they lived day in and day out without exercise or enrichment, companionship, a scratch behind the ears, or even a kind word from the only people they ever saw.

Many dogs had raw, oozing sores from being forced to live constantly on wet concrete, often in pools of their own urine and waste. Workers didn't even move the dogs when they pressure-sprayed the runs, frightening the animals; soaking them with water, bleach, and soap; and exposing already painful sores to harsh, irritating chemicals.

PLRS didn't bother to keep a veterinarian on staff. Instead, it chose to bring its primary veterinarian in for only one hour most weeks. Animals endured bloody feces, worm infestations, oozing sores, abscessed teeth, hematomas, and pus- and blood-filled infections without receiving adequate veterinary examinations and treatment. Sometimes, the conditions were ineffectively handled by workers who had no credentials or veterinary training.

After a supervisor gave one dog an anesthetic that was past its expiration date (and likely administered too little of it), the supervisor pulled out one of the animal's teeth with a pair of pliers. The dog trembled and twitched in apparent pain, and the supervisor continued with the procedure despite the dog's obvious reaction. Workers repeatedly cut into one dog's tender, blood-filled ear, draining blood and pus but never treating the underlying cause of the dog's suffering and apparently causing the ear to become infected.

Dogs were intentionally subjected to worm infestations for tests, but conditions were so sloppy that dogs who weren't supposed to be part of the study also became infested and were then left untreated.

In one test commissioned by a corporation whose products are sold in grocery stores and drugstores nationwide, a chemical was applied to the necks of 57 cats. The cats immediately suffered seizures, foamed at the mouth, lost vision, and bled from their noses. Despite this, the substance was put on the cats *a second time the very same day.*

To cut costs, PLRS killed nearly 100 cats, rabbits, and dogs. The company had decided that some of these animals' six daily cups of food were too expensive.

Federal oversight of horrendous facilities such as PLRS is virtually non-existent. In preparation for a U.S. Department of Agriculture (USDA) inspector's annual visit, which PLRS staff knew to expect in June or July, PLRS employees painted over the rusty surfaces that the USDA had warned them about the previous year and reported that ailing animals had conditions that might merit veterinary care—which the facility's attending veterinarian reportedly advised she would not provide—so that PLRS staff would be "covered" from blame should the inspector inquire about the animals' condition. The inspector's 2010 visit to PLRS, which housed approximately 400 animals at the time, lasted two hours and 15 minutes.

Just one week after PETA released the results of its shocking undercover investigation of PLRS and filed a complaint with the USDA—which resulted in citations against PLRS for dozens of violations of federal animal welfare laws—the North Carolina–based contract animal testing facility surrendered nearly 200 dogs and more than 50 cats and shut its doors. This is a monumental victory and the second time in U.S. history that a laboratory has been forced to surrender animals and close under pressure on the heels of a PETA investigation and while facing a formal USDA investigation. The first time was PETA's landmarkSilver Spring monkeys case.


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